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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                   FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                     WHICH ARE CURRENTLY ISSUING SECURITIES


                             Dated December 17, 1999


         Pursuant to Section 8(b) of the Investment Company Act of 1940

                             SEPARATE ACCOUNT FUVUL
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY


                         (Name of Unit Investment Trust)



                               440 Lincoln Street
                               Worcester MA 01653

                   (Address of Principal Office of Registrant)



Issuer of periodic payment plan certificates only for purposes of information provided herein.

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I     I.    ORGANIZATION AND GENERAL INFORMATION

      1.    (a)   FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE
                  EMPLOYER IDENTIFICATION NUMBER.

                  The trust is the Separate Account FUVUL of Allmerica Financial Life Insurance and Annuity Company ("Separate Account"). The Separate Account is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") and has no employer identification number.

            (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

                  The securities are individual or group flexible payment variable life insurance policies and the Certificates thereunder (collectively, the "Policies" unless the context requires otherwise).

      2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.

            Allmerica Financial Life Insurance and Annuity Company 440 Lincoln Street
            Worcester, Massachusetts 01653

            FEIN: 04-6145677

      3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

            The Company will hold all of the securities in its own custody.

      4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

            Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:

            Allmerica Investments, Inc.
            440 Lincoln Street
            Worcester MA 01653

            FEIN: 04-2448927.

      5. FURNISH NAME OF STATE OR OTHER SOVEREIGN OF THE COMPANY, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

            Delaware.


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      6.    (a)   FURNISH THE DATES OF EXECUTION AND TERMINATION OF AGREEMENT
                  CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.

                  The Separate Account was authorized under Massachusetts law pursuant to a resolution of the Board of Directors of the Company on June 13, 1996. The resolution authorizing the Separate Account will continue until amended by the Board of Directors of the Company. The Policies will be issued pursuant to this resolution.

            (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

                  None.

      7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

            The name of the Separate Account has never been changed.

      8.    STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

            December 31.

      MATERIAL LITIGATION

      9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDINGS WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

            There are no current or pending legal or administrative proceedings to which the Separate Account, the Company, or Allmerica Investments Inc. is a party and which are material with respect to the security holders of the Separate Account.

II.   GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

      GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

      10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.


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            (a)   WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

                  The Policies are variable life insurance policies and, as such, are "registered" in the name of the Policyowner and the records concerning the Policyowner are maintained by or on behalf of the Company.

            (b)   WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE
                  TYPE.

                  The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Policy value by a Policyowner, or in connection with the payment of death benefits.

            (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

                  After the first Policy year, partial withdrawals in a minimum amount of $500 may be made from the Policy value at any time upon written request filed at the Company's Principal Office. A Policy may be surrendered at any time. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25.00, will be assessed in all cases. See Item 13(a) "Charges on Partial Withdrawal" and Item 17(a) "Partial Withdrawal."

            (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL-REDEMPTION, AND SIMILAR MATTERS.

                  TRANSFER - The Policies permit premiums to be allocated either to the Company's General Account or to the Sub-Accounts of the Separate Account. Each Sub-Account invests exclusively in a corresponding investment portfolio ("Underlying Fund") of the Evergreen Variable Annuity Trust.

                  Subject to the consent of the Company, the Policyowner may transfer amounts among all of the Sub-Accounts and between the Sub-Accounts and the General Account, subject to certain restrictions.

                  The Contract Owner may apply for automatic transfers from Sub-Account investing in Fixed Account to one or more of the other Sub-Accounts. Automatic transfers may be made at intervals of one, three, six or twelve months. Each automatic transfer must be at least $100. If the Sub-Account from which the automatic transfer is to be made is reduced to $0 (zero), the automatic transfer will cease. The Contract Owner must then reapply for any future automatic transfers. The Contract Owner may also apply for automatic account rebalancing, in order to reallocate Contract Value among the Sub-Accounts at intervals of one, three, six or twelve months.

                  The first 12 transfers in a Contract year are free. Thereafter, the Company may deduct a transfer charge (not to exceed $25) from amounts transferred in that Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

                  The transfer privilege is subject to the Company's consent. The Company reserves the right to impose limits on transfers including, but not limited to, the:


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                  -     Minimum amount that may be transferred;
                  - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;
                  - Minimum period between transfers involving the Fixed Account; and
                  - Maximum amounts that may be transferred from the Fixed Account.

                  Transfers to and from the Fixed Account are subject to the following restrictions:

                  - The Policy Owner may make only one transfer involving the Fixed Account in each policy quarter
                  - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value in the Fixed Account.

                  These rules are subject to change by the Company.

                  CONVERSION PRIVILEGE - During the first 24 Policy months after the date of issue, subject to certain restrictions, the Policyowner may convert the Policy to a flexible premium fixed Policy by transferring all Policy value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of future premiums to the General Account. A similar conversion privilege is in effect for 24 Policy months after the date of an increase in face amount, under which the Policyowner may convert by transferring all or part of Policy value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of all or part of future premiums to the General Account.


                  FREE LOOK PRIVILEGE - The Policy provides for an initial Free Look Period. The Policyowner may cancel the Policy until 10 days after the Policyowner receives the Policy, unless a longer period is required by state law. Upon returning the Policy, the Policyowner will be sent within 7 days a refund equal to the premiums paid. The refund of any premium paid by check, however, may be delayed until the check has cleared the Policyowner's bank.

                  A free look privilege also applies following a requested increase in face amount. The Policyowner has the right to cancel the increase within 10 days after receipt of the new specification pages issued for the increase. Upon canceling the increase, the Policyowner will receive a credit to the Policy value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if the Policyowner so requests.

                  The Policyowner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).

            (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

                  CONTRACT LAPSE AND REINSTATEMENT - The failure to make premium payments will not itself cause a Policy to lapse unless: (1) the Policy value less debt is insufficient to cover the next monthly deduction plus loan interest accrued, if any.


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                  A 62- day grace period applies to each situation. Subject to certain conditions (including Evidence of Insurability showing that the Insured is insurable according to the Company's underwriting rules and the payment of sufficient premium) a Certificate may be reinstated at any time within 3 years after the expiration of the grace period and prior to the Final Premium Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date the Contract Owner submits to the Company:

                        -     Written application for reinstatement;

                        - Evidence of Insurability showing that the Insured is insurable according to the Company's current underwriting rules;

                        - A Payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period and that is large enough to keep the Contract in force for three months; and

                        - A Payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

                  POLICY VALUE ON REINSTATEMENT - The Policy Value on the date of reinstatement is:

                        - The net payment made to reinstate the Policy and interest earned from the date the payment was received at our Principal Office PLUS

                        - The Policy Value less any outstanding loan on the date of default MINUs

                        - The Monthly Deductions due on the date of reinstatement

                  (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

                  To the extent required by law, the Company will vote shares held by each Sub-Account in accordance with instructions received from the Policyowners with Policy value in such Sub-Account. Each person having a voting interest will be provided with proxy materials together with an appropriate form with which to give voting instructions to the Company. Shares held in each Sub-Account for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in the Sub-Account furnishing instructions to the Company with respect to the Underlying Funds. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to the Policies in the same proportion.

                  The number of votes which a Policyowner may cast will be determined by the Company as of the record date established for the Underlying Fund. The number of shares held in each Sub-Account deemed attributable to each Policyowner is determined by dividing Policy value in the Sub-Account, if any, by the net asset value of one share in the corresponding Underlying Fund in which the assets of the Sub-Account are invested. Fractional votes will be counted.

                  If the 1940 Act or any rules thereunder should be amended or if the present interpretation


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                  of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, whether or not such shares are attributable to the Policies, the Company reserves the right to do so.

                  The Company, when required by state insurance regulatory authorities, may disregard voting instructions if the instructions require that Fund shares be voted so as (1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, the Company may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event, the Company does disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

            (g)   WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGES
                  IN:

                  (1)   THE COMPOSITION OF THE ASSETS OF THE TRUST.

                        The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                        The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Policyowners on a basis to be determined by the Company.

                        If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Policy to reflect the substitution or change and will notify Policyowners of all such changes. If the Company deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under that Act if registration is no longer required, or may be combined with


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                        other Sub-Accounts or other Separate Accounts of the
                        Company.

                  (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

                        No change in the terms and conditions of the Policies that affect the Policyowner's rights will be made without notice to Policyowner to the extent required by law.

                  (3)   THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE
                        TRUST.

                        No notice to or consent from Policyowners is required for any change in the Company's resolution establishing the Separate Account.

                  (4)   THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                        The depositor of the Separate Account cannot be changed.

                        The Separate Account has no Trustees.

                        Notice to Policyowners need not be given for the custodian to be changed.

            (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

                  (1)   THE COMPOSITION OF THE ASSETS OF THE TRUST.

                        The Policies do not require consent of the Policyowners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

                  (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

                        Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Policyowner.

                  (3)   THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE
                        TRUST.

                        No consent is required.

                  (4)   THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                        The depositor of the Separate Account cannot be changed.

                        The Separate Account has no Trustees.

                        The consent of security holders is not required to change the custodian.

            (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (a) TO (g) OR BY ANY OTHER ITEM IN THIS FORM.


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                  (1)   PREMIUM PAYMENTS - SEE Items 14 and 15.

                  (2)   QUALIFICATION AS LIFE INSURANCE

                        Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Contract to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Contract complies with the definition of "life insurance" under the Code. At the time of application, the Policy Owner may elect either of the tests. If the Policy Owner elects the Guideline Premium Test, the Policy Owner will have the choice of electing the Death Benefit Option 1 or the Death Benefit Option 2. If the Policy Owner elect the Cash Value Accumulation Test, the Death Benefit Option 3 will apply.

                        GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST. There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of premium that may be paid into a Contract, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different.

                        The Guideline Premium Test limits the amount of premiums payable under a Contract to a certain amount for an Insured of a particular age and sex. Under the Guideline Premium Test, the Policy Owner may choose between the Death Benefit Option 1 or the Death Benefit Option 2. After issuance of the Contract, the Policy Owner may change the selection from the Death Benefit Option 1 to the Death Benefit Option 2, or vice versa.

                        The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the cash Surrender Value does not at any time exceed the net single premium required to fund the future benefits under the Contract. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test. If the Policy Owner chooses the Cash Value Accumulation Test, ONLY the Death Benefit Option 3 is available.

                        Under the Death Benefit Option 1, the death benefit is the greater of either the Face Amount of insurance or the Guideline Minimum Sum Insured. Under the Death Benefit Option 2, the death benefit is the greater of either (a) the Face Amount of insurance PLUS Policy value or (b) the guideline minimum sum Insured. The guideline minimum sum Insured is calculated by multiplying the applicable percentage from the following table for the Insured person's age (nearest birthday) at the beginning of the Policy year of determination to the-policy value.

                        Death Benefit Option 3 (Cash Value Accumulation Test). Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor, as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and


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                        then-attained age of the Insured. The factors decrease
                        slightly from year to year as the attained age of the Insured increases.

                  (3)   NET DEATH BENEFIT

                        If the Policy is in force on the Insured's death, the Company, with due proof of death, pay the Net Death Benefit to the named beneficiary. The Company will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but the Company may delay payment of Net Death Benefits The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option.

                        The Net Death Benefit depends on the current Face Amount and the Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

                        - The death benefit provided under the Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is elected and in effect on the date of death, plus

                        - Any other insurance on the Insured's life that is provided by Rider, minus

                        - Any outstanding loan, any partial withdrawals, partial withdrawal costs, and due and unpaid monthly charges through the Policy month in which the Insured dies.

                        After the Final Payment Date, if the Guaranteed Death Benefit Rider is not in effect, the Net Death Benefit is the Policy Value minus any outstanding loan.


                  (4)   GUARANTEED DEATH BENEFIT RIDER

                        An optional Guaranteed Death Benefit rider is available only at issue of the Policy. The Guaranteed Death Benefit rider is not available if the policy is issued on the basis of simplified underwriting. If this rider is in effect, the Company guarantees that the Policy will not lapse regardless of the investment performance of the Variable Account and provides a guaranteed net death benefit.

                        In order to maintain the Guaranteed Death Benefit rider, certain minimum premium payment tests must be met on each policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the rider is elected. Certain transactions, including policy loans, partial withdrawals, and changes in Death Benefit Options, can result in the termination of the rider. If this rider is terminated, it cannot be reinstated.

                        GUARANTEED DEATH BENEFIT
                        If the Guaranteed Death Benefit Rider is in effect on the Final Premium Payment Date, guaranteed Death Proceeds will be provided as long as the rider

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                        is in force. The Death Proceeds will be the greater of
                        the Face Amount as of the Final Premium Payment Date or the Policy Value as of the date due proof of death is received by the Company.

                        TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER
                        The Guaranteed Death Benefit rider will end and may not be reinstated on the first to occur of the following:

                        -     foreclosure of a Policy Loan; or
                        - the date on which the sum of the Policy owner r payments does not meet or exceed the applicable Guaranteed Death Benefit test (above); or - any Policy change that results in a negative guideline level premium; or
                        - the effective date of a change from Death Benefit Option 2 to Death Benefit Option 1, if such changes occurs within 5 policy years of the Final Premium Payment Date; or
                        - a request for a partial withdrawal or preferred loan is made after the Final Premium Payment Date.

                        It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Payment Date following the date the rider terminates

                  (5) CALCULATION OF CASH VALUE - SEE Items 44(a), 44(c), and 46(a).

                  (6)   LOAN PROVISIONS. SEE Item 21.

                  (7) PAYMENT OPTIONS - Upon written request, the surrender value or part of the Death Proceeds may be placed under one or more of the payment options offered by the Company. If the Policyowner does not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected. If a payment option is selected, the beneficiary may pay to the Company an amount that would otherwise be deducted from the Death Benefit.

                        The amount applied under any one payment option for any one payee must be at least $5,000. The periodic payments for any one payee must be at least $50.

                  (8) OPTIONAL INSURANCE BENEFIT - Subject to certain requirements, one or more of the following additional insurance benefits may be added by rider: Waiver of Premium Rider, Other Insured Rider, or Guaranteed Death Benefit Rider. The cost of these optional insurance benefits will be deducted from Policy value as part of the monthly deduction, except that a one-time charge not to exceed $25 is made when the Guaranteed Death Benefit Rider is elected upon issue of the Policy.

      INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

      11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST.

            The Policies permit premiums to be allocated either to the Company's General Account or to the Separate Account. The Separate Account is currently comprised of 4 investment divisions

            ("Sub-Accounts"). Each Sub-Account invests exclusively in a corresponding Underlying Fund of the Evergreen Variable Annuity Trust, which is a no-load, open-end, diversified series management investment companies. Each of the Underlying Funds operates pursuant to different investment objectives, which are summarized below:

            Evergreen VA Equity Index Fund seeks investment results that achieve price and yield performance similar to the Standard and Poor's 500 Composite Stock Price Index. The Fund invests substantially all of its total assets in equity securities that represent a composite of the S&P 500 Index.

            Evergreen VA Foundation Fund seeks, in order of priority, reasonable income, conservation of capital and capital appreciation. The Fund invests principally in income-producing common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities.

            Evergreen VA Global Leaders Fund seeks to achieve capital appreciation by investing primarily in a diversified portfolio of U.S. and non-U.S. equity securities of companies located in the world's major industrialized countries. The Fund's investment adviser will attempt to screen the largest companies in the world's major industrialized countries and cause the Fund to invest, in the opinion of the Fund's investment adviser, in the 100 best based on certain qualitative and quantitative criteria.

            Evergreen VA Small Cap Value Fund seeks to achieve a return consisting of current income and capital appreciation in the value of its shares. The Fund invests in common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities. In attempting to achieve its objective, the Fund invests primarily in companies with total market capitalizations of less than $500 million.

      12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES THE COMPANY ARE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH INFORMATION FOR EACH SUCH COMPANY:

            (b)   NAME AND PRINCIPAL ADDRESS OF DEPOSITOR.

                  Allmerica Financial Life Insurance and Annuity Company (formerly SMA Life Assurance Company, until October 1, 1995), 440 Lincoln Street, Worcester, MA 01653 is the depositor of AIT.

                  Evergreen Investment Services, Inc. ("EIS"), 200 Berkeley Street, Boston, Massachusetts 02116-9000 serves as overall administrator to the Evergreen Variable Annuity Trust. Evergreen Service Company ("ESC") is the Transfer agent. Its address is P.O. Box 2121, Boston Massachusetts 02106-2121.

            (c)   NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN:

                  State Street Band and Trust Company is the custodian of the Evergreen Variable Annuity Trust. Its address is 225 Franklin Street, Boston, Massachusetts 02110.

            (d)   NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL-UNDERWRITER

                  The Evergreen Variable Annuity Trust does not have a principal underwriter.

            (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

                  Shares of the Underlying Funds will be purchased by the Separate Account only after the effective date of the Separate Account's registration statement under the Securities Act of 1933.

      INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

      13.   (a)   FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD,
                  FEE, EXPENSE OR CHARGE TO WHICH (1) PRINCIPAL PAYMENTS; (2)
                  UNDERLYING SECURITIES; (3) DISTRIBUTIONS; (4) CUMULATED OR
                  REINVESTED DISTRIBUTIONS OR INCOME; AND (5) REDEEMED OR
                  LIQUIDATED ASSETS OF THE TRUST'S SECURITIES ARE SUBJECT:

                  (A)   THE NATURE OF SUCH LOAD, FEE, EXPENSE OR CHARGE;
                  (B)   THE AMOUNT THEREOF:
                  (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST:
                  (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

                  (1)   UNDER THE POLICIES

                        MONTHLY DEDUCTION -- On each monthly processing date, the Company will deduct certain following monthly charges (the "Monthly Deduction") from Policy Value. The Policy owner may allocate the Monthly Deduction to one sub-account. If the Policy owner makes no allocation, the Company will make a pro-rata allocation. If the sub-account the Policy owner chose does not have sufficient funds to cover the Monthly Deduction, the Company will make a pro-rata allocation.

                        The Monthly Deduction is comprised of the following:

                        - Monthly Policy Charge - The Monthly Policy Charge will be charged on each monthly processing date until the Final Payment Date. The primary purpose of the Monthly Policy Charge is to compensate the Company for providing life insurance coverage for the Insured. In addition, a portion of this charge compensates the Company for administrative, tax, and distribution expenses. The Monthly Policy Charge is equal to a current rate per $1,000 times the Insurance Amount (the "Monthly Policy Charge rate"). The current Monthly Policy Charge rates are based on the Company's expectations as to future mortality experience. Any change in the current Monthly Policy Charge rates will apply to all Insureds of the same age, sex and underwriting class whose Policies have been in force for the same period.reimburse the Company for expenses related to issuance and maintenance of the Contract.

                        - Monthly Mortality and Expense Risk Charge - ThE Monthly Mortality and Expense Risk Charge is currently equal to (and is guaranteed not to exceed) 1/12 of 0.75% of the Policy Value in each sub-account for the first 10 Policy years, 1/12 of 0.50% for Policy Years 11 through 20, and 0.25% for Policy years 21 and later. The charge is based on the Policy Value in the sub-accounts as of the prior Monthly Processing Date. The charge will continue to be assessed after the Final Payment Date.

                              This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk the Company assume is that Insureds may live for a shorter time than anticipated. If this happens, the Company will pay more Net Death Benefits than anticipated. The expense risk the Company assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, the Company will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

                        - Monthly Rider Charges - Rider Charges will vary depending upon the rider selected, and by the sex, underwriting classification of the Insured.


                  (2)   UNDERLYING SECURITIES

                        Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund; however, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds.

                        The investment adviser to the Evergreen VA Equity Index Fund is Evergreen Investment Management ("EIM"). EIM, also known as First Capital Group, is a division of First Union National Bank of North Carolina, which in turn is a subsidiary of First Union Corporation. The investment adviser to the Evergreen VA Global Leaders Fund and Evergreen VA Small Cap Value Fund is Evergreen Asset Management Corp. ("EAMC"), a wholly-owned subsidiary of FUNB. EAMC is entitled to receive from each of these Funds an annual fee equal to 0.95% of the average daily net assets of each Fund. Lieber & Company acts as sub-advisor to these and provides investment research, information, investment recommendation advice and assistance to EAMC, and is reimbursed by EAMC for the costs of providing such sub-advisory services.

                        EAMC is also the investment adviser to the Evergreen VA Foundation Fund. EAMC is entitled to receive from the Fund an annual fee equal to 0.825% of the average daily net assets of each Fund.

                        Currently, the investment advisors have agreed to voluntarily limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of their respective funds to 0.30% of average daily net assets of the Evergreen VA Equity Index Fund and 1.00% of average daily net assets of the other Funds.

                  (3)   DISTRIBUTIONS

                        No distributions are made to Policyowners except voluntary surrenders or partial withdrawals, and upon payment of death proceeds. Partial withdrawals may be subject to the partial withdrawal transaction charge described in 13(a), above.

                  (4)   CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

                        Distributions from the Underlying Funds are reinvested by Sub-Accounts of the Separate Account in additional shares of the respective Underlying Fund, without charge, at net asset value.

                  (5)   REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES

                        For each partial withdrawal, the Company deducts a transaction fee of 2% of the amount withdrawn, not to exceed $25 for each partial withdrawal. Otherwise, there are no charges for surrender or partial withdrawals.

            (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS.

                  No deductions are made from premiums prior to allocation to the Company's General Account or the Separate Account. All charges and deductions are made from Policy value.

            (c) STATE (1) THE AMOUNT OF SALES LOAD AS A PERCENTAGE OF THE NET AMOUNT INVESTED, AND (2) THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST.

                  There is no deduction from premium payments and no surrender charge for sales load. The Company deducts a Monthly Policy Charge on each monthly processing date until the Final Payment Date. The primary purpose of the Monthly Policy Charge is to compensate us for providing life insurance coverage for the Insured. However, a portion of this charge compensates us for administrative, tax and distribution expenses. The Monthly Policy Charge is equal to a current Monthly Policy Charge rate per $1,000 times the Insurance Amount.

                  The Company deducts a Monthly Mortality and Expense Risk Charge which is currently equal to and may not exceed 1/12 of 0.75% of the Policy Value in each sub-account for the first 10 Policy years, 1/12 of 0.50% for Policy Years 11 through 20, and 0.25% for Policy years 21 and later.

                  For each partial withdrawal, the Company deducts a transaction fee of 2% of the amount withdrawn, not to exceed $25 for each partial withdrawal.

            (d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED

                  FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF OFFICERS, INCLUDING OFFICERS, DIRECTORS OR EMPLOYEES OF THE DEPOSITION TRUSTEE, CUSTODIAN OR PRINCIPAL UNDERWRITER.

                  Not Applicable.

            (e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(a) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

                  The Company reserves the right to impose a charge for changing the premium allocation instructions, for changing the allocation of any monthly deductions, or for a projection of values. No such charges are currently imposed and any such charge is guaranteed not to exceed $25.00.

            (f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING, MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN THE ANSWER TO ITEM 13(a) OR 13(d) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

                  Neither the Company, Allmerica Investments, Inc. nor any affiliated person of the foregoing may receive any profit or any other benefit from premium payments under the Policy or tie investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale of purchase of the Policy or shares of the Underlying Funds, except that
                  (1) the Company may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others (including the company agents), for services rendered in connection with the distribution of the Policy, as described in Item 38, but such payments will be made from the Company's General Account; (4) the investment advisers of the respective Underlying Funds will receive an advisory fee, as described in Item 13(a)(2); 5) the Company may receive service fees from the underwriter, investment adviser, or administrator of the Underlying Funds, for services provided by the Company that would otherwise by provided by the paying entity.

            (g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                  Not Applicable. The Separate Account has no assets as of the date of this filing.

            (h)   OTHER

                  The Company may recoup commission and other sales expense through a portion of the Monthly Policy Charge, the investment earnings in excess of the interest credited on amounts allocated to the General Account, and profits, if any, from the Monthly Mortality and Expense Risk Charge.


      INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

      14. DESCRIBE THE PROCEDURE WITH RESPECT TO THE APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

            Individuals wishing to purchase a Policy must submit a completed application to an authorized registered agent or to the Company's Principal Office. The Company generally will issue a Policy only on the lives of Insureds age 85 and under, who supply evidence of insurability satisfactory to the Company. Policies may also be issued on a simplified underwriting basis, under certain conditions. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.

            Within limits, applicants may choose the amount of the initial premium desired and the initial face amount of the Policy. Currently, the minimum specified face amount of insurance for which a Policy may be issued is $50,000.

            The Policy will be effective on the date of issue only after all outstanding delivery requirements are satisfied and the Company has received sufficient premium. The date of issue is the date used to determine all future periodic transactions under the Policy, e.g., monthly payment date, Policy months and Policy years. Within limits, the Company may establish an earlier date of issue.

            If a premium payment equivalent to at least one minimum monthly payment is received with the application, and there has been no material misrepresentation on the application, fixed, temporary insurance of up to the amount applied for but not to exceed $500,000, will start as of the date of the application and will generally continue for a maximum of 90 days. If a medical examination of a person to be Insured is required by the Company's underwriting rules, coverage on that person will not start until completion of the examination. In no event will a death benefit be provided under the conditional insurance agreement if death is by suicide.

            If the Applicant does not wish to make any payment until the Policy is issued, or if the amount of money paid on a prepaid application is not sufficient to place the Policy in force, the Company will require payment upon delivery of the Policy of sufficient premium to place the Policy in force upon delivery of the Policy. If the Policy is not issued, the premiums will be returned to the Applicant, without interest. No Policy will be in force until sufficient premium is paid.

      15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

            PREMIUM PAYMENTS - Premium Payments are payable only to the Company, and may be mailed to the Principal Office or paid through an authorized agent of the Company. All premium payments after the initial premium payment are credited to the Separate Account or General Account as of date of receipt at the Principal Office.

            The Policyowner may establish a schedule of planned premiums that will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. The Policyowner may also make unscheduled premium payments at any time or skip planned premium payments subject to the maximum and minimum premium limitations described below.

            The Policyowner may also elect to pay premiums by means of a monthly automatic payment ("MAP") procedure. Under a MAP procedure, amounts will be deducted each month, generally on the Monthly Payment Date, from the Policyowner's checking account and applied as a premium under a Policy. The minimum payment permitted under MAP is $50.

            Premiums are not limited as to frequency and number. However, no premium payment may be less than $100 without the Company's consent. Moreover, premium payments must be sufficient to provide a positive surrender value at the end of each Policy month, or the Policy may lapse.

            The total of all premiums paid can never exceed the then-current maximum premium limitation determined by Internal Revenue Service rules. Thus, the Company may limit the premiums received in any Policy year to an amount not less than the "guideline level premium" determined by the Company with respect to the Policy. In addition, the sum of the premiums paid, less any partial withdrawals, may not exceed the greater of the guideline single premium or the sum of the guideline level premiums to the date of payment. The guideline premium amounts will change whenever there is any change in the face amount, the addition or deletion of a rider, or a change in the Death Benefit option. These premium limitations do not apply to the extent necessary to prevent lapse of the Policy during a Policy year.

            If at any time a premium is paid that would result in total premiums exceeding the then current maximum premium limitation, the Company will accept only that portion of the premium that would make total premiums equal the maximum limitation. Premiums in excess of that amount will be refunded to the Policyowner, and no further premiums will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service rules.

      16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

            Each Sub-Account of the Separate Account invests its assets in shares of a corresponding Underlying Fund. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

            Purchase payments allocated to a Sub-Account, transfers to that Sub-Account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the Sub-Account in connection with Policy surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of Underlying Fund shares will be made for a Sub-Account at net asset value. All income, dividends and realized gain distributions of a Underlying Fund will be reinvested in shares of the respective Underlying Fund at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a Underlying Fund's securities such that the current net asset value of the Sub-Accounts may be materially affected.

      17.   (a)   DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR
                  REDEMPTION BY SECURITY HOLDERS.

                  SURRENDER - A Policyowner may at any time surrender the Policy and receive its surrender value (i.e., Policy value, less Debt and applicable transaction charges and any first-year monthly administrative charges not yet deducted) upon written request signed by the Policyowner and return of the Policy to the Principal Office. The surrender value will be based on the Policy value as of the valuation date on which the request and Policy are received at the Principal Office.

                  The surrender value is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and partial withdrawals of amounts funded by each Sub-Account during any period when (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each Sub-Account is not reasonably practicable.

                  The right is reserved by the Company to defer surrenders and partial withdrawal of amounts allocated to the Company's General Account for a period not to exceed six months.

                  PARTIAL WITHDRAWAL - At any time after the first Policy year, a Policyowner may redeem a portion of the Policy value of his or her Policy, subject to the limits stated below, upon written request signed by the Policyowner and filed at the Principal Office. Where allocations have been made to more than one account, a percentage of the partial withdrawal may be allocated to each such account. The written request must indicate the dollar amount the Policyowner wishes to receive and the account from which such amount is to be redeemed.

                  The Policyowner may allocate the amount withdrawn among the Sub-Accounts and the General Account. If no allocation instructions are provided, the Company will make a pro rata allocation.

                  A partial withdrawal from a Sub-Account will result in cancellation of a number of Accumulation Units equivalent in value to the amount withdrawn, computed as of the valuation date that the request is received at the Company's Principal Office. The amount withdrawn equals the amount requested by the Policyowner plus any applicable charges. The Company will normally pay the amount of the partial withdrawal within seven days, but may delay payment under certain circumstances described above under "Surrender." See Item 13(a), "Partial Withdrawals."

            (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                  The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The Underlying Funds will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

            (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELLED OR MAY BE RESOLD.

                  If a Policy is surrendered, the Policy will be cancelled and may not be reissued. If a Policy terminates due to lapse or foreclosure, the Policy may be reinstated as provided below. Unless the Guaranteed Death Benefit rider is in effect, the Policy will terminate if:

                  - Surrender value is insufficient to cover the next monthly deduction plus loan interest accrued; or

                  -     Outstanding loan exceeds the policy value

                  If one of these situations occurs, the Policy will be in default. The Policy owner will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, the Company will send a notice to the Policy owner and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

                  Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, the Company will deduct from the net death benefit any monthly deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

                  During the first 48 Policy months following the date of issue or an increase in the face amount, a guarantee may apply to prevent the Policy from terminating because of insufficient surrender value. This guarantee applies if, during this period, the Policy owner pays premiums that, when reduced by partial withdrawals and partial withdrawal costs, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in face amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the face amount or the addition or deletion of a rider.

                  If the option Guaranteed Death Benefit rider is in effect, the Policy will not lapse regardless of the investment performance of the Separate Account. See "Guaranteed Death Benefit Rider."

                  TERMINATION- The failure to make premium payments will not cause the Policy to lapse unless: (a) the Policy Value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or (b) if Debt exceeds the Policy value. If one of these situations occurs, the Policy will be in default. The Policy owner will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send a notice to the Policy owner and to any assignee on record. The notice will state the amount of premium due and the date on which it is due. Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the Death Proceeds.

                  Except for the situation described in (b) above, if, during the first 48 months after the date of issue or the effective date of an increase in face amount, the Policy owner makes premium payments, less Debt, at least equal to the sum of the minimum monthly factors for the number of months the Policy, increase or Policy change which causes a change in the minimum monthly factor has been in force, the Policy is guaranteed not to lapse during that period. A Policy change which causes a change in the minimum monthly factor is a change in the face amount or the addition or deletion of a rider. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly factor do not guarantee that the Policy will remain in force.

                  REINSTATEMENT -- A terminated Policy may be reinstated within three years of the date of default and before the final payment date. The reinstatement takes effect on the monthly processing date following the dates the Policy owner submits to us: (1) Written application for reinstatement; (2) Evidence of insurability showing that the Insured is insurable according to our underwriting rules; and (3) a payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable. Policies that have been surrendered may not be reinstated.

                  MINIMUM AMOUNT PAYABLE -- If reinstatement is requested, the Policy owner must pay the minimum monthly payment for the three months beginning on the date of reinstatement.

                  POLICY VALUE ON REINSTATEMENT -- The policy value on the date of reinstatement is: the net payment made to reinstate the Policy and interest earned from the date the payment was received at our principal office; plus the policy value less any outstanding loan on the date of default, minus the monthly deductions due on the date of reinstatement. The Policy owner may reinstate any outstanding loan.

      18.   (a)   DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY
                  AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF
                  THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY
                  INDENTURE OR AGREEMENT PERTAINING THERETO.

                  Distributions with respect to the shares of a Underlying Fund held by a Sub-Account are reinvested in shares of that Underlying Fund at net asset value. Such shares are added to the assets of the respective Sub-Account.

            (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

                  No distributions are made to Policy owners other than in connection with a death benefit or with a Policy owner-initiated loan, partial withdrawal or surrender of the Policy. See Items 13(a) and 21.

            (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING SAME.

                  Premiums placed in the Separate Account constitute certain reserves for benefits under the Policy.

            (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH THE COMPANYRE MADE, DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

                  Not Applicable. The Separate Account has not begun business operations.

      19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

            The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Policy, including the number and value of accumulation units of each Sub-Account credited to each Policy and the value of accumulations in the General Account.

            Issuance and transfer of Underlying Fund shares will be by book entry only. Stock certificates will not be issued to the Company or Separate Account. Shares ordered from the Underlying Funds will be recorded in an appropriate title for the Separate Account or appropriate Sub-Account.

            Policy owners will be sent promptly statements of significant transactions such as premium payments (other than payments made pursuant to the Monthly Automatic Premium payment procedure), changes in specified face amount, change in Death Benefit Option, transfers among Sub-Accounts and the General Account, partial withdrawals, increases in loan amount by the Policy owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Policy owner within 30 days after a Policy year. The annual statement will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy value, surrender value, amounts in the Sub-Accounts and General Account, and any Policy loan(s).

            In addition, the Policy owner will be sent semi-annual reports containing financial statements and other information for the Underlying Funds, as required by the 1940 Act.

      20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

            (a)   AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

                  Not Applicable.

            (b)   THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.

                  Not Applicable.

            (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

                  The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

            (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

                  Not Applicable.

            (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

                  There is no such provision in an indenture or agreement. Under Delaware law, the Company may not abrogate its obligation under the Policies.

            (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

                  There is no such provision in any indenture or agreement.

      21.   (a)   STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR
                  AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

                  Loans may be obtained by request to the Company on the sole security of the Policy. The total amount which may be borrowed is the loan value. The loan value is 90% of an amount equal to Policy value.

                  A Policy loan may be allocated among the General Account and one or more Sub-Accounts. If the Policy owner does not make an allocation, the Company will allocate the loan among the accounts in the same proportion that the Policy value in the General Account, less Debt, and the Policy value in each Sub-Account bear to the total Policy value, less Debt, on the date the secure Debt will earn interest at a rate equal to an effective annual yield of at least 4.00%.

                  After due and unpaid interest is added to loan amount, if the new loan amount exceeds the Policy value in the General Account, the Company will transfer Policy value equal to that excess Debt from each Sub-Account to the General Account as security for the excess Debt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy value in each Sub-Account bears to the total Policy value in all Sub-Accounts.

                  PREFERRED LOAN OPTION. The option is automatically available, unless otherwise requested by the Policy owner. The guaranteed annual interest rate credited to the Policy value securing a preferred loan will be 4.00%.

                  LOAN INTEREST CHARGED - The Company charges interest on the loan, which accrues daily and is payable in arrears at the current annual rate of 4.80% (4.00% for preferred loans). The current annual rate of interest charged on loans may change, but is guaranteed not to exceed 6.00% (4.50% for preferred loans). Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.Company receives the loan request. Policy value in each Sub-Account equal to the Policy loan allocated to such Sub-Account will be transferred to the General Account, and the number of Accumulation Units equal to Policy value so transferred will be cancelled.

                  REPAYMENT OF DEBT - Loans may be repaid at any time prior to the lapse of the Policy. Upon repayment of Debt, the portion of the Policy value that is in the General Account securing Debt will be transferred to the various Sub-Accounts and increase the Policy value in such accounts in accordance with the Policy owner's instructions. If the Policy owner does not make a repayment allocation, the Company will allocate Policy value in accordance with the Policy owner's most recent premium allocation instructions, provided, however, that loan repayments allocated to the Separate Account cannot exceed Policy value previously transferred from the Separate Account to secure the Debt.

                  FORECLOSURE - If Debt exceeds the amount needed to pay the next monthly deduction, the Policy will terminate. A notice of such pending termination will be mailed to the last known address of the Policy owner and any assignee. If the excess Debt is not paid within 62 days after this notice is mailed, the Policy will terminate with no value. A Policy may be reinstated following loan foreclosure.

            (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING.

                  See Items 10(i) and 21(a), above. No other loans are made, except under the terms of life insurance policies that may be issued by the depositor or affiliated insurance companies.

            (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING, AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

                  Not Applicable.

      22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

            The Policies provide that the Company shall not be charged with notice of any assignment of the Policy unless it is in writing and filed at the Company's Principal Office. The Company assumes no liability for the validity of any assignment.

      23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

            The Company and Allmerica Investments, Inc. are named Insureds under a blanket bond in the amount of $20 million, issued by Lloyds of London. The bond covers officers, directors, and employees of the Company and Allmerica Investments, Inc., all of whom are employees of State Mutual.

      24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

            PARTICIPATION AGREEMENT. The Company and Separate Account will enter into a Participation Agreement with the Evergreen Variable Annuity Trust, which defines the terms under which the Sub-Accounts of Separate Account invest in the Underlying Funds.

            POLICY OWNER - The Policy owner is the Insured unless another Policy owner has been named in the application for the Policy. The Policy owner is generally entitled to exercise all rights under a Policy while the Insured is alive, subject to the consent of any irrevocable beneficiary (the consent of a revocable beneficiary is not required). The consent of the Insured is required whenever the face amount of insurance is increased.

            BENEFICIARY - The beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the death of the Insured. While the Insured is alive, the Policy owner may change any beneficiary unless the Policy owner has declared a beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the owner (or the owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, they will be paid in equal shares, unless the Policy owner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before Insured will pass to surviving beneficiaries proportionately.

            INCONTESTABILITY - The Company will not contest the validity of a Policy after it has been in force during the Insured's lifetime for two years from the date of issue. The Company will not contest the validity of any increase in the face amount after such increase or rider has been in force during the Insured's lifetime for two years from its effective date.

            SUICIDE - The Death Proceeds will not be paid if the Insured commits suicide, while sane or insane, generally within two years from the date of issue. Instead, the Company will pay the beneficiary an amount equal to all premiums paid for the Policy, without interest, less any outstanding Debt and less any partial withdrawals. If the Insured commits suicide, while sane or insane, generally within two years from the effective date of any increase in the Death Benefit, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The beneficiary will receive the monthly deduction charges paid for such increase.

            AGE AND SEX - If the Insured's age or sex as-stated in the application for a Policy is not correct, benefits under a Policy will be adjusted to reflect the correct age and sex. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex. In no event will the Death Benefit be reduced to less than the guideline minimum Death Benefit.

            ASSIGNMENT - The Policy owner may assign a Policy as collateral or make an absolute assignment of the Policy. All rights under the Policy will be transferred to the extent of the assignee's interest. When recorded, the assignment will take effect as of the date the written request was signed. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Company's Principal Office. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for the validity of any assignment or release.

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

      ORGANIZATION AND OPERATIONS OF DEPOSITOR

      25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POTHE COMPANYR UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OF ORGANIZATION.

            The Company is a stock life insurance company organized as a corporation under the laws of the State of Delaware on July 26, 1974. Prior to January 1, 1982, the Company was known as the "American Variable Annuity Life Assurance Company." The Company is the successor in interest by virtue of merger to a life insurance company of that name which was organized under the laws of the State of Arkansas in January 1967. Effective October 1, 1995, the Company changed its name to "Allmerica Financial Life Insurance and Annuity Company."

            As of July 1, 1999, the Company is a direct subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation, 440 Lincoln Street, Worcester, Massachusetts, 01653.

26.         (a)   FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO
                  ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN
                  CONNECTION WITH THE EXERCISE OF ANY FUNCTIONS OR
                  DUTIES CONCERNING SECURITIES. OF THE TRUST DURING THE
                  PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED
                  HEREWITH:

                  Not Applicable.

            (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

                  The Company may in the future enter into Service Agreements with from the investment advisers or other service providers of the Evergreen Variable Annuity Trust, pursuant to which the Company will receive fees in return for providing certain services to Policy owners. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Underlying Funds.

                  The Company has not received any such fee or participation with respect to the Separate Account or the Policies.

                  (1)      THE NATURE OF SUCH FEE OR PARTICIPATION.

                           See  26(b), above.

                  (2)      THE NAME OF THE PERSON MAKING PAYMENTS.

                           See 26(b), above.

                  (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                           See 26(b), above.

                  (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                           Not Applicable.

         27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE

                  DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

                  The Company is licensed to write life insurance, health insurance, and variable contracts in the District of Columbia, Puerto Rico, the Virgin Islands, and all states except New York.

                  The Company offers variable life and annuity Contracts through other of its Separate Accounts, all of which are registered as unit investment trusts under the Investment Company Act of 1940.

                  The Company served as investment adviser for its Separate Account VA-A (formerly the "American Variable Annuity Fund") from 1967 until 1969. The Company also served as principal underwriter for Separate Account VA-A from 1967 until 1972.

         OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

         28.      (a)      FURNISH AS AT LATEST PRACTICABLE DATE THE
                           FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR
                           OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR,
                           OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH
                           NATURAL PERSON DIRECTLY OR INDIRECTLY OWING OR
                           HOLDING WITH POWER TO VOTE 5% OR MORE OF THE
                           OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

                           (i)     NAME AND PRINCIPAL BUSINESS ADDRESS.
                           (ii) NATURE OF RELATIONSHIP OR AFFILIATION WITH DEPOSITOR OF THE TRUST;
                           (iii)   OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR;
                           (iv)    OWNERSHIP OF ALL SECURITIES OF THE TRUST;
                           (v) OTHER COMPANIES OF WHICH EACH PERSON NAMED ABOVE IS PRESENTLY OFFICER, DIRECTOR OR PARTNER.

                           See 28(b) and 29, below.

                           (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

                           NAME AND POSITION                     PRINCIPAL OCCUPATION(S) DURING  PAST FIVE YEARS
                           Bruce C. Anderson                     Director of First Allmerica since 1996;
                             Director                            Vice President, First Allmerica since 1984

                           Warren  E. Barnes                     Vice President (since 1996) and Corporate
                             Vice President and Controller       Controller (since 1998) of First Allmerica;
                                                                 Vice-President and Co0-Controller, First Allmerica,
                                                                 (1997); Assistant Vice President and Assistant
                                                                 Controller, First Allmerica (1995-1996); Assistant
                                                                 Vice President, Corporate Accounting and Reporting,
                                                                 First Allmerica (1993 to 1995).

                           Mary M. Eldridge                      Secretary of First Allmerica since 1999;


                                      -27-

                           NAME AND POSITION                             PRINCIPAL OCCUPATION(S) DURING  PAST FIVE YEARS
                             Secretary                                   Attorney, First Allmerica since
                                                                         1998;employee of First Allmerica since 1992.

                           Robert E. Bruce                               Director and Chief Information Officer of
                             Director and Chief Information              First Allmerica since 1997;  Vice President
                             Officer                                     of First Allmerica since 1995; Corporate Manager,
                                                                         Digital Equipment Corporation 1979 to 1995

                           John P. Kavanaugh                             Director and Chief Investment Officer of
                             Director, Vice President and Chief          First Allmerica since 1996; Vice President,
                             Investment Officer                          First Allmerica since 1991

                           John F. Kelly                                 Director of First Allmerica since 1996;
                             Director, Vice President and General        General Counsel since 1981; Senior Vice
                             Counsel                                     President since1 986, and Assistant
                                                                         Secretary, First Allmerica since 1991

                           J. Barry May                                  Director of First Allmerica since 1996;
                             Director                                    Director and  President, The Hanover
                                                                         Insurance Company since 1996; Vice
                                                                         President, The Hanover Insurance
                                                                         Company, 1993 to 1996;  General Manager,
                                                                         The Hanover Insurance Company 1989 to 1993

                           James R. McAuliffe                            Director of First Allmerica since 1996;
                             Director                                    Director of Citizens Insurance Company of
                                                                         America since 1992; President since 1994 and
                                                                         CEO since 1996; Vice President, First
                                                                         Allmerica 1982 to 1994 and Chief Investment
                                                                         Officer, First Allmerica 1986 to 1994.

                           John F. O'Brien                               Director, Chairman of the Board, President
                             Director and Chairman of the Board          and  Chief Executive Officer, First
                                                                         Allmerica since 1989

                           Edward J. Parry, III                          Director and Chief Financial Officer of
                             Director, Vice President, Chief             First Allmerica since 1996; Vice President
                             Financial Officer, and Treasurer            and Treasurer, First Allmerica since 1993

                           Richard M. Reilly                             Director of First Allmerica since 1996;
                             Director, President and                     Vice President, First Allmerica since


                                      -28-

                          NAME AND POSITION                              PRINCIPAL OCCUPATION(S) DURING  PAST FIVE YEARS
                            Chief Executive Officer                      1990; Director, Allmerica Investments, Inc.
                                                                         since 1990; Director and President,
                                                                         Allmerica Financial Investment Management
                                                                         Services , Inc. since 1990

                           Eric A. Simonsen                              Director of First Allmerica since 1996;
                             Director and Vice President                 Vice President, First Allmerica since
                                                                         1990; Chief Financial Officer, First
                                                                         Allmerica 1990 to 1996


COMPANIES OWNING SECURITIES OF DEPOSITOR

         29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF DEPOSITOR.

                  The Company is a wholly owned subsidiary of First Allmerica, which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. All are located at 440 Lincoln Street, Worcester, Massachusetts. The Company and Allmerica Financial Corporation are Delaware corporations. First Allmerica is organized under the laws of the Commonwealth of Massachusetts.

CONTROLLING PERSONS

         30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON OTHER THAN THOSE COVERED BY ITEMS 28, 29, AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

                  None.


COMPENSATION OF OFFICERS OF DEPOSITOR

         31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED FINANCIAL STATEMENTS FILED HEREWITH;

                  (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION;

                           None. All officers of the Company are employees of the Company's parent, First Allmerica, and receive no remuneration from the Company.

                   (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(a), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

                           None. All officers of the Company are employees of the Company's parent, First Allmerica, and receive no remuneration from the Company. The Company has no subsidiaries.

                  (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR;

                           None. No remuneration is paid indirectly or through subsidiaries to the officers or partners of the Company.

COMPENSATION OF DIRECTORS

         32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

                  (a)      THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS;

                           None. All directors of the Company are employees of the Company's parent, First Allmerica, and receive no remuneration from the Company.

                  (b)      INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS.

                           None. Directors of the Company receive no remuneration indirectly or through subsidiaries of the Company.


         COMPENSATION TO EMPLOYEES

         33.      (a)      FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE
                           AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL
                           EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS
                           WHOSE REMUNERATION IS REPORTED IN ITEMS 31 AND 32)
                           WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING
                           THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS
                           FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS
                           SUBSIDIARIES.

                           None. The Company has no employees. All corporate services are provided by employees of First Allmerica, pursuant to the terms of a Service Agreement between the Company and First Allmerica.


                  (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(a)):
                           (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

                           Not applicable.

COMPENSATION TO OTHER PERSONS

34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES

         EXCEED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

         Not applicable.

IV.      DISTRIBUTION AND REDEMPTION OF SECURITIES

         DISTRIBUTION OF-SECURITIES

         35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (A) ARE CURRENTLY BEING MADE, (B) ARE PRESENTLY PROPOSED TO MADE, AND (C) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

                  (a) Sales of the Policies have not commenced in any state.

                  (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Contracts in the District of Columbia, Virgin Islands, Puerto Rico and in all states except New York.

                  (c)      Not Applicable.


         36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH, DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

                  Not Applicable.

         37.      (a)      FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO
                           EACH INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937,
                           ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY, OR
                           REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE
                           SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS
                           MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION
                           BY SUCH OFFICER, ETC., AND WHICH DENIAL WAS
                           SUBSEQUENTLY RESCINDED.

                           (1)      NAME OF OFFICER, AGENCY OR BODY

                                    None.

                           (2)      DATE OF DENIAL

                                    Not Applicable.

                           (3)      BRIEF STATEMENT OF REASONS GIVEN FOR DENIAL

                                    Not Applicable.

                  (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

                           (1)      NAME OF OFFICER, AGENCY OR BODY

                           None.

                           (2)      DATE OF REVOCATION

                           Not Applicable.

                           (3)      BRIEF STATEMENT OF REASONS GIVEN FOR
                                    REVOCATION

                           Not Applicable.

         38.      (a)      FURNISH A GENERAL DESCRIPTION OF THE METHOD OF
                           DISTRIBUTION OF SECURITIES OF THE TRUST.

                           Allmerica Investments, Inc., a wholly-owned subsidiary of the Company, will act as principal underwriter of the Policies pursuant to an Underwriting and Administrative Services Agreement with the Company and the Separate Account. Allmerica Investments, Inc. is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The policies will be sold by agents of the Company who are registered representatives of Allmerica Investments, Inc. or of other unaffiliated broker-dealers which have selling agreements with Allmerica Investments, Inc.

                  (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND MY ASSIGNMENT PROVISIONS.

                           The Company has entered into an Underwriting and Administrative Services Agreement ("Agreement") with Allmerica Investments, Inc., as principal underwriter on behalf of all of the Company's Separate Accounts. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

                  (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC., WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS, AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(c).

                           Registered representatives of registered broker-dealers who are also agents of the Company will sell the Policy. Such registered representatives/agents will be required to pass applicable NASD examinations, and qualify under applicable state insurance licensing requirements. Agents who sell the Policy will receive commissions based on a commission schedule, and Managers who supervise the agents will receive overriding commissions. Commissions will not exceed 8.50% for payments in Years 1-4, 4.5% in Years 5-10, and 2% thereafter. To the extent permitted by NASD rules, overrides and promotional incentives or payments based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

         39.      (a)      STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL
                           UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF
                           THE STATE OR OTHER SOVEREIGN POTHE COMPANYR UNDER THE
                           LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED AND THE
                           DATE OF ORGANIZATION.

                           The principal underwriter of the policies, Allmerica Investments, Inc. was incorporated under the laws of the Commonwealth of Massachusetts on March 27, 1969.

                  (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
                           (NASD).

                           The Policies will be distributed by Allmerica Investments, Inc., which is a member of the NASD. The Company is also registered as a broker-dealer, and is also a member of the NASD.

         40.      (a)      FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL
                           FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE
                           TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND
                           ANY OTHER FUNCTIONS IN CONNECTION THEREWITH EXERCISED
                           BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE
                           DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENT
                           FILED HEREWITH.

                           None.

                  (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

                           None.

                  (1)      THE NATURE OF SUCH FEE OR PARTICIPATION.

                           None.

                  (2)      THE NAME OF THE PERSON MAKING PAYMENT.

                           None.

                  (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                           None.

                  (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                           None.

         41.      (a)      DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS
                           PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO
                           ANY BUSINESS OTHER THAN THE DISTRIBUTION OF
                           SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER
                           ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY
                           INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST,
                           STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES,
                           THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE
                           NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER
                           HAS CEASED TO ACT

                           IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

                           Allmerica Investments, Inc. is a registered broker-dealer and a member of the NASD. Allmerica Investments, Inc. is a retail broker-dealer of variable contracts (including life and annuities) issued by the Company and of affiliated and unaffiliated mutual funds. Allmerica Investments, Inc. acts as principal underwriter of variable annuity and variable life contracts issued by Separate Accounts of the Company and of First Allmerica, which are registered as unit investment trusts under the 1940 Act in connection with the issuance of variable annuity and variable life contracts. Allmerica Investments also acts as principal underwriter of AIT, which is a management investment company under the 1940 Act.

                  (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

                           Not Applicable. The Separate Account is not yet issuing securities.

                  (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

                           Not Applicable. The Policies have not yet been issued.

         42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER (OWNERSHIP OF SECURITIES OF THE TRUST).

                  Not Applicable. The Policies have not yet been issued.

         43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

                  Not Applicable.

         OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

         44.      (a)      FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE
                           METHOD OF VALUATION USED BY THE TRUST FOR THE
                           PURPOSES OF DETERMINING THE OFFERING PRICE TO THE
                           PUBLIC OF SECURITIES ISSUED THE TRUST OR THE
                           VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING
                           SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC
                           PAYMENT PLAN CERTIFICATE.

                           No deductions are made from premiums. Each premium is allocated to the General Account of the Company or to the Sub-Account(s) selected by the Policy owner. Allocations to the Sub-Accounts are credited to the Policy in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Policy is equal to the portion of the premium allocated to the Sub-Account, divided by the dollar value of the applicable

                           Accumulation Unit as of the valuation date the payment is received at the Company's Principal Office. The number of Accumulation Units resulting from each premium will remain fixed unless changed by a subsequent split of Accumulation Unit value, transfer, partial withdrawal or surrender. In addition, if the Company deducts the Monthly Deduction or other charges from a Sub-Account (as a result of Policy owner instructions or the pro rata allocation of charges if the Policy owner has given no instruction), each such deduction will result in cancellation of a number of Accumulation Units equal in value to the charge allocated to the Sub-Account. The dollar value of an Accumulation Unit of each Sub-Account varies from valuation date to valuation date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective underlying Funds. The value of an Accumulation Unit is set at $1.00 on the first Valuation Date of each Sub-Account.

                           NET INVESTMENT FACTOR - The net investment factor measures the investment performance of a Sub-Account of the Separate Account during the valuation period just ended. The net investment factor for each Sub-Account is equal to 1.0000 plus the number arrived at by dividing (a) by (b) and subtracting (c) and (d) from the result, where

                           (a) is the investment income of that Sub-Account for the valuation period, plus capital gains, realized or unrealized, credited during the valuation period; minus capital losses, realized or unrealized, charged during the valuation period; adjusted for provisions made for taxes, if any;

                           (b) is the value of that Sub-Account's assets at the beginning of the valuation period;

                           The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Policy owner bears the investment risk.

                           Allocations to the General Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company.

                  (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

                           No Policies have been issued or offered for sale to the public.

                  (c) IF THERE IS ANY VARIATION IN OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

                           At any time, the "price" of an Accumulation Unit of a Sub-Account will be the same for all Policy owners. However, the monthly policy charge under the Policies will not be the same for all Policy owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

         45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

                  Not Applicable.

                  (a) BY WHOSE ACTION REDEMPTION RIGHTS OF THE COMPANY ARE SUSPENDED.

                           Not Applicable.

                  (b) THE NUMBER OF DAYS' WRITTEN NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.

                           Not Applicable.

                  (c)      REASON FOR SUSPENSION.

                           Not Applicable.

                  (d)      PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

                           Not Applicable.

         46.      (a)      FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE
                           METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL
                           VALUATION OF SECURITIES ISSUED BY THE TRUST:

                           (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                                    The Sub-Accounts invest only in shares of the Underlying Funds. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-Sub-Accounts. See Item 44(a).

                           (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                                    See 44(a) and 46(a)(1), above.

                           (3) WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER TIME.

                                    See 44(a) and 46(a)(1), above.

                           (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                                    POLICY VALUE AND SURRENDER VALUE - The
                                    Policy value is the total amount available for investment and is equal to the sum of the accumulation in the General Account and the value of the Accumulation Units in the Sub-Accounts. The Policy value is used in determining the surrender value (the Policy value less any Debt and applicable charges). There is no guaranteed minimum Policy value. Because Policy value on any date depends upon a number of variables, it cannot be predetermined. Policy value and surrender value will reflect frequency and amount of premiums paid, interest credited to accumulations in the General Account, the investment performance of the chosen Sub-Accounts of the Separate Account, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Policy.

                                    CALCULATION OF POLICY VALUE - The Policy value is determined first on the date of issue and thereafter on each valuation date. On the date of issue, the Policy value will be the premiums received, plus any interest earned during the period when premiums are held in the General Account (before being transferred to the Separate Account) less any Monthly Deductions due. On each valuation date after the date of issue the Policy value will be:

                                    (a)      the aggregate of the values in each
                                             of the Sub-Accounts on the
                                             valuation date, determined for each
                                             Sub-Account by multiplying the
                                             value of an Accumulation Unit in
                                             that Sub-Account on that date by
                                             the number of such Accumulations
                                             Units allocated to the Policy; PLUS

                                    (b)      the value in the General Account
                                             (including any amounts transferred
                                             to the General Account with respect
                                             to a loan).

                                    Thus, the Policy value is determined by
                                    multiplying the number of Accumulation Units in each Sub-Account by the value of the applicable Accumulation Units on the particular valuation date, adding the products, and adding the amount of the accumulations in the General Account, if any. Also see Item 44(a), above.

                                    Because of its current tax status, the
                                    Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                           (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES.

                                    Accumulation Units of the Sub-Accounts will be redeemed at net asset value. However, under the Policies, a partial withdrawal transaction charge may be deducted. See 13(a), "PARTIAL WITHDRAWAL"

                           (6)      WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

                                    No adjustments are made for fractions.

                  (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

                           No policies have been issued or offered for sale to the public.

         PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

         47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.


                  All purchases and redemptions of shares of the Underlying Funds are at net asset value. The Evergreen Variable Annuity Trust may issue shares to Separate Accounts of FAFLIC and of other unaffiliated insurance companies. All transactions are at net asset value. The Company will redeem sufficient shares of the Underlying Funds to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policy.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

         48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST.

                  (a)     NAME AND PRINCIPAL ADDRESS:

                          Allmerica Financial Life Insurance and Annuity Company 440 Lincoln Street
                          Worcester, MA 01653

                  (b)     FORM OF ORGANIZATION:

                          Stock life insurance company.

                  (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.

                          Incorporated under the laws of Delaware.

                  (d)     NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING
                          AUTHORITY.

                          Delaware Insurance Department. The Company is also subject to examination by the insurance departments of each state in which it does business.

         49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE

                  PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNTS.

                  The Company is not paid a separate fee for expenses or services rendered as custodian of the Separate Account.

         50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND, IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

                  None. Under Delaware law, the assets supporting Policy reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

         51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

                  Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Policy owners with interests in the Sub-Accounts, in connection with such interests.

                  (a)     THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

                          Allmerica Financial Life Insurance and Annuity Company 440 Lincoln Street
                          Worcester, MA 01653

                  (b) THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP POLICIES.

                          The Policies are individual or group flexible premium variable life insurance policies.

                  (c)     THE TYPES OF RISKS INSURED AND EXCLUDED.

                          The Policies are offered either on a group basis or as individual policies, to individuals and to businesses in connection with employer-sponsored insurance. Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Individual policies may be issued in circumstances where a group contract is not issued. The terms of a certificate and an individual policy, whether or not the individual policy is issued under a group contract, are substantially the same .

                  (d)     THE COVERAGE OF THE POLICIES.

                          The Policies provide insurance coverage on the life of the Insured. The minimum Death Benefit is stated in each Policy. Death Proceeds will be reduced by any outstanding Policy Debt and any due and unpaid monthly deductions.

                  (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT.

                          The beneficiary is named by the Policy owner to receive the death proceeds. The interest of any beneficiary will be subject to any assignment made by the Policy owner. The Policy owner may declare a beneficiary to be revocable (changed any time by written request) or irrevocable (may be changed only with the written consent of the beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death proceeds will pass to the Policy owner.

                  (f)      THE TERMS AND MANNER OF CANCELLATION AND OF
                           REINSTATEMENT.

                           See Item 17(a) for the manner of cancellation and reinstatement.

                  (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES.

                           See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the premium is determined.

                  (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

                           The Company has not yet begun issuing the Policies.

                  (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

                           No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

                  (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

                           None.

VII.     POLICY OF REGISTRANT

         52.      (a)      FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY
                           INDENTURE OR AGREEMENT WITH RESPECT TO THE CONDITIONS
                           UPON WHICH AND THE METHOD OF SELECTION BY WHICH
                           PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE
                           ELIMINATED FROM THE ASSETS OF THE TRUST OR MUST OR
                           MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN
                           INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED
                           IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR
                           SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE
                           NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE
                           OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE
                           AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH
                           SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED
                           IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE
                           METHOD OF SELECTION OF SUCH PERSON.

                           The investment Policy of each Sub-Account of the Separate Account is to invest in a particular Underlying Fund.

                           The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate

                           Account or that the Sub-Accounts of the Separate Account may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                           The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be deemed available to existing Policy owners on a basis to be determined by the Company. If the Company deems it to be in the best interest of Policy owners, and subject to any approvals that may be required under applicable law, the Separate or Sub-Account may be operated as a management company under the 1940 Act, may be deregistered if registration is no longer required, or may be combined with other Separate Accounts or Sub-Accounts of the Company.

                           If any of these substitutions or changes are made, the Company way by appropriate endorsement change the Policy to reflect the substitution or change.

                  (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                           Not Applicable.

                  (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

                           (1)      THE GROUNDS FOR ELIMINATION AND
                                    SUBSTITUTION;

                                    See 52(a), above.

                           (2)      THE TYPE OF SECURITIES WHICH MAY BE
                                    SUBSTITUTED FOR ANY UNDERLYING SECURITY;

                                    See 52(a), above.

                           (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFORM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR; INDUSTRY OR GROUP OF INDUSTRIES;

                                    Not Applicable.

                            (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANY OTHER INVESTMENT COMPANY; AND

                                    See 52(a), above.

                           (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD. See 52(a) above.

                  (d) FURNISH A DESCRIPTION OF ANY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPH (a) AND (b) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

                           None.

REGULATED INVESTMENT COMPANY

         53.      (a)      STATE THE TAXABLE STATUS OF THE TRUST.

                           Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                           See also 46(a), above.
                  (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATION DURING THE CURRENT TAXABLE YEAR.

                           Not Applicable.

VIII. FINANCIAL AND STATISTICAL INFORMATION

         54. IF THE TRUST IS NOT THE ISSUER fOF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

                  Not Applicable.

         55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR TO THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

                  Not Applicable.

         56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

                  Not Applicable.

         57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

                  Not Applicable.

         58. IF THE TRUST IS THE ISSUER OF PERIODIC PLAN CERTIFICATES FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

                  Not Applicable.

         59.      FINANCIAL STATEMENTS:

                  FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

                  Financial statements, if any, will be contained in the registration statement for the Policy on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

                  FINANCIAL STATEMENTS OF THE DEPOSITOR

                  The Financial Statements of the Company will be contained in the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.      EXHIBITS

         A. Furnish the most recent form of the following:

         (1) Certified Copy of vote of Board of Directors of the Company dated June 13, 1996, authorizing the establishment of the Separate Account, is filed herewith.

         (2)      Not Applicable.

         (3)      (a)      Underwriting and Administrative Services Agreement
                           between the Company and Allmerica Investments, Inc.
                           was previously filed on April 16, 1998 in Post-Effective Amendment No.12 of Registration
                           Statement No. 33-57792, and is incorporated by reference herein.

                  (b) Registered Representatives/Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No.12 of Registration Statement No. 33-57792, and is incorporated by reference herein.

                  (c) Sales Agreements has been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and is incorporated by reference herein.

                  (d) Commission Schedule has been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and is incorporated by reference herein.

         (4) Form of Policy has been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and is incorporated by reference herein.

         (5) Policy Riders have been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and are incorporated by reference herein.

         (6) Articles of Incorporation and Bylaws, as amended, of the Company were previously filed on September 29, 1995 in Post-Effective Amendment No. 5 of Registration Statement No. 33-5772, and are incorporated by reference herein.

         (7)      Not applicable.

         (8) The form of Participation Agreement with Evergreen Variable Annuity Trust has been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and are incorporated by reference herein.

         (9) BFDS Agreements for lockbox and mailroom services were previously filed on April 16, 1998 in Post-Effective Amendment No.5 of Registration Statement No. No. 33-5772 and are incorporated by reference herein.

         (10) Form of Application has been filed with the Separate Account's initial registration statement on Form S-6 under the Securities Act of 1933, and is incorporated by reference herein.

         (11)     None.

         B.       (1)      None.

                  (2)      None.

         C.       None.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Allmerica Financial Life Insurance and Annuity Company, the depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of Worcester and Commonwealth of Massachusetts on the 17th day of December, 1999.

                             SEPARATE ACCOUNT FUVUL
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              (Name of Registrant)


By:   ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(Name of Depositor)

By:  /s/ Sheila B. St. Hilaire
     -----------------------------------
  Sheila B. St. Hilaire.
  Assistant Vice President and Counsel



Attest:  /s/ Mary M. Eldridge
         --------------------------------
         Mary Eldridge
         Secretary